SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Education Lending Group, Inc.
(Name of Subject Company)

CIT ELG Corporation
CIT Group Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

28140A109
(CUSIP Number of Class of Securities)

Robert J. Ingato
Executive Vice President and General Counsel
1 CIT Drive
Livingston, New Jersey 07039
(973) 740-5000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:
Peter D. Lyons
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$377,398,083.15	$44,419.76

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $19.05, the per share tender offer price, by 19,810,923, the sum of the 17,832,052 currently outstanding shares of Common Stock sought in the Offer and the 1,978,871 shares of Common Stock subject to vested options and warrants as of December 31, 2004.

**	Calculated as 0.011770% of the transaction value.

|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,419.76	Filing Party: CIT ELG Corporation
Form or Registration No.: Schedule TO-T	Date Filed: January 14, 2005

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
|X|	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

        This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on January 14, 2005, as amended and supplemented by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed on January 21, 2005, February 1, 2005 and February 7, 2005, respectively (as so amended, the “Schedule TO”), by CIT ELG Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of CIT Group Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.001 per share, of Education Lending Group, Inc., a Delaware corporation (the “Company”), including the preferred share purchase rights issued pursuant to the Rights Agreement, dated January 4, 2005, between the Company and American Stock Transfer & Trust Company, as rights agent (together, the “Shares”), at a purchase price of $19.05 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2005 (the “Offer to Purchase”). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

        Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase.

Item 8. Interest in the Securities of the Subject Company

Item 11. Other Information

        Item 8 and Item 11 of the Schedule TO are hereby amended and supplemented by including the following:

“At 12:00 midnight, New York City time, on Friday, February 11, 2005, the Offer expired. Based on information provided by the Depositary, as of such time, approximately 17,763,921 Shares were tendered pursuant to the Offer, including Shares tendered pursuant to Notices of Guaranteed Delivery. Such Shares constitute approximately 98% of the outstanding Shares. All Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment in accordance with the terms of the Offer.

Upon the terms and subject to the conditions of the Merger Agreement, Parent and Purchaser will take all necessary actions to promptly effect the Merger of Purchaser with and into the Company.”

        On February 14, 2005, Parent issued a press release announcing the final results of the Offer. The full text of the press release is filed as Exhibit (a)(10) hereto and is incorporated by reference herein.

Item 12. Exhibits

        Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

        “(a)(10) Press release issued by Parent on February 14, 2005.”

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

CIT ELG CORPORATION

By:	/s/ Robert J. Ingato
Name: Robert J. Ingato Title: Executive Vice President and General Counsel

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005

CIT GROUP INC.

By:	/s/ Robert J. Ingato
Name: Robert J. Ingato Title: Executive Vice President and General Counsel